SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   SCHEDULE TO
                                 (RULE 14D-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                      AREL COMMUNICATIONS AND SOFTWARE LTD.
                       (Name of Subject Company (Issuer))

                               CLAYTON L. MATHILE
                        (Name of Filing Person (Offeror))

                 ORDINARY SHARES, PAR VALUE NIS 0.001 PER SHARE
                         (Title of Class of Securities)

                                    M14925107
                      (CUSIP Number of Class of Securities)

                               CLAYTON L. MATHILE
                               6450 SAND LAKE ROAD
                                    SUITE 200
                               DAYTON, OHIO 45414
                               TEL: (937) 264-4622
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 With copies to:

              DAVID H. SCHAPIRO, ADV.            MARK S. SELINGER, ESQ.
                 YIGAL ARNON & CO.             JONATHAN ROCHWARGER, ESQ.
                 ONE AZRIELI CENTER            MCDERMOTT WILL & EMERY LLP
                    ROUND TOWER                   50 ROCKEFELLER PLAZA
                     46TH FLOOR                    NEW YORK, NEW YORK
              TEL-AVIV, ISRAEL, 67021                (212) 547-5438
                  (972) 3-608-7777


                            CALCULATION OF FILING FEE

           Transaction Valuation*                Amount of Filing Fee**
               $3,118,014.00                            $395.00

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 656,424 ordinary shares, par value NIS 0.001 per share, of Arel Communications and Software Ltd. ("Arel") at a purchase price of $4.75 per share net to the seller in cash.

** The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 is equal to 0.01267% of the value of the transaction.

|X| CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:   $395                  Filing Party: Clayton L. Mathile
Form or Registration No.: Schedule TO-T         Date Filed:   May 21, 2004

|_| CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|    THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1
|_|    ISSUER TENDER OFFER SUBJECT TO RULE 13E-4
|_|    GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3
|X|    AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2

Check the following box if the filing is a final amendment reporting the results
of the tender offer: |   |

          -------------------------------------------------------------

                                 SCHEDULE 13D/A
                               CUSIP No. M14925107

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         CLAYTON L. MATHILE
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
         INSTRUCTIONS):
         (a)  |_|
         (b)  |_|

--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):
         PF

--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):     |_|

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

--------------------------------------------------------------------------------
                                            7.       SOLE VOTING POWER
NUMBER OF SHARES                                     4,377,390
BENEFICIALLY
OWNED BY EACH                               ------------------------------------
REPORTING PERSON                            8.       SHARED VOTING POWER
WITH                                                 --

                                            ------------------------------------
                                            9.       SOLE DISPOSITIVE POWER
                                                     4,377,390

                                            10.      SHARED DISPOSITIVE POWER:
                                                     --

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         4,377,390

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (SEE INSTRUCTIONS):    |_|

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.07%

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
         IN
--------------------------------------------------------------------------------

         This Amendment No. 3 (this "Amendment") to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission (the "Commission") by Mr. Clayton L. Mathile (the "Purchaser") on May 21, 2004, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on June 8, 2004 and Amendment No. 2 thereto filed with the Commission on June 22, 2004 (as so amended and supplemented, the "Schedule TO"). This Amendment relates to the offer by the Purchaser to purchase 656,424 ordinary shares, par value NIS
0.001 per share, of Arel Communications and Software Ltd., a company organized under the laws of the State of Israel ("Arel"), or such greater number of shares that will represent 5% of the total voting rights of Arel outstanding as of the expiration of the offer, at $4.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which have been filed with the original Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "offer"). Capitalized terms used herein without definition shall have the meanings assigned to such terms in the Offer to Purchase.


ITEMS 1 THROUGH 11.

         Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

         The offer expired at 5:00 P.M. New York time on Friday, June 25, 2004 (the "Final Expiration Date") and all of the conditions to the offer were satisfied.

         The Purchaser has been informed by Arel that, as of the Final Expiration Date, there were 13,236,916 issued and outstanding (excluding 200,000 dormant shares) ordinary shares of Arel representing an equal number of voting rights. Accordingly, the Purchaser will purchase 661,846 shares in the offer, which represents 5% of the total voting rights of Arel outstanding as of the Final Expiration Date.

         Based on a preliminary count by American Stock Transfer & Trust Company, the Depositary for the offer, as of the Final Expiration Date, approximately 8,263,172 shares of Arel had been validly tendered and not withdrawn, resulting in an estimated proration factor of approximately 8.01% of the shares tendered. Based on the estimated proration factor, after consummation of all the transactions contemplated in the Offer to Purchase relating to the offer, the Purchaser is expected to beneficially own approximately 4,377,390 shares, or approximately 33.07% of the outstanding shares of Arel. The actual number of shares validly tendered and not withdrawn, the proration factor and the expected beneficial ownership of the Purchaser following the consummation of the transactions contemplated in the Offer to Purchase are preliminary and subject to verification.

         On June 25, 2004, the Purchaser issued a press release announcing the expiration and preliminary results of the offer, a copy of which is filed as Exhibit (a)(5)(1) hereto and is incorporated herein by reference.

ITEM 12. EXHIBITS.


         Item 12 of the Schedule TO is hereby amended and restated as follows:

 NO.            DESCRIPTION
 ---            -----------

(a)(1)(A)     Offer to Purchase dated May 21, 2004.*

(a)(1)(B)     Letter of Transmittal.*

(a)(1)(C)     Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(G)     Notice of Objection.*


(a)(2) Text of Press Release issued by the Subject Company on May 13, 2004 and filed under cover of Schedule 14D-9C on May 13, 2004.*

(a)(5)        Text of Press Release issued by the Purchaser on June 21, 2004.***

(a)(5)(1)     Text of Press Release issued by the Purchaser on June 25, 2004.

(b)           None.

(d)(1) Share Purchase Agreement between the Purchaser and Izhak Gross, dated May 3, 2004.*

(d)(2) Settlement and Release Agreement, dated October 3, 2003, by and among Arel, W2Com, LLC and the other parties listed on the signature page therein.**

(g)           Not Applicable.

(h)           Not Applicable.
-----------------
*        Previously filed with Tender Offer Statement on Schedule TO on May 21,
         2004.
** Previously filed with Amendment No. 1 to Tender Offer Statement on Schedule TO on June 8, 2004.
*** Previously filed with Amendment No. 2 to Tender Offer Statement on Schedule TO on June 22, 2004.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            CLAYTON L. MATHILE


                                            /s/ Clayton L. Mathile
                                            ------------------------------------
                                            Name: Clayton L. Mathile

Dated: June 25, 2004

                                  EXHIBIT INDEX


NO.            DESCRIPTION
---            -----------

(a)(1)(A)     Offer to Purchase dated May 21, 2004.*

(a)(1)(B)     Letter of Transmittal.*

(a)(1)(C)     Notice of Guaranteed Delivery.*

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute W-9.*

(a)(1)(G)     Notice of Objection.*

(a)(2) Text of Press Release issued by the Subject Company on May 13, 2004 and filed under cover of Schedule 14D-9C on May 13, 2004.*

(a)(5)        Text of Press Release issued by the Purchaser on June 21, 2004.***

(a)(5)(1)     Text of Press Release issued by the Purchaser on June 25, 2004.

(b)           None.

(d)(1) Share Purchase Agreement between the Purchaser and Izhak Gross, dated May 3, 2004.*

(d)(2) Settlement and Release Agreement, dated October 3, 2003, by and among Arel, W2Com, LLC and the other parties listed on the signature page therein.**

(g)           Not Applicable.

(h)           Not Applicable.


-----------------
*        Previously filed with Tender Offer Statement on Schedule TO on May 21,
         2004.
** Previously filed with Amendment No. 1 to Tender Offer Statement on Schedule TO on June 8, 2004.
*** Previously filed with Amendment No. 2 to Tender Offer Statement on Schedule TO on June 22, 2004.